Transformation plan Delhaize Belgium

Press Conference

11 June 2014

Agenda press conference

11.00 am : Announcement Denis Knoops – CEO Delhaize Belgium

11.20 am : Q&A

- Denis Knoops – CEO Delhaize Belgium
- Sylvie Van Den Eynde – SVP Human Resources Delhaize Belgium

11.30 am : Availability for interviews

1.00 pm : End

Transformation plan Delhaize Belgium

1. Context
2. Strategy Delhaize Belgium
3. Accelerated strategy implementation
4. Proposed transformation plan

1. Context

The economic crisis has impacted the purchasing behaviour of Belgian consumers.

The Belgian food retail market has recently become one of the most competitive markets in Europe where international operators are able to fully leverage their scale and cost benefits.

Volumes and market share of Delhaize´s company operated supermarkets are under severe pressure.

Delhaize Belgium is impacted by a significant and increasing cost handicap in wage and labour conditions.

The negative evolution in market share and profitability of the company operated supermarkets is not sustainable.

Decline in food spending driven by economic crisis

Context

Share in household budget (%)



15.8
15.7
15.6
15.5
15.4
15.3
15.7
15.5
15.3
- 2.5 %
2010
2011
2012
Food, drinks and tobacco

Source: FOD Economie, Research into household budget, October 2013

Price increasingly important: increased penetration of cheaper private label products

Context



Private label (% total sales)
40.0
38.0
36.0
34.0
34.8
35.9
38.1
39.1
+ 12.4 %
2010
2011
2012
2013
Private label

Source: GfK Panel Services 2013, February 2014

Continuing growth of discount formats

Context



% market share
50
40
30
20
10
0
31 %
33 %
35 %
35 %
37 %
38 %
40 %
42 %
42 %
43 %
44 %
45 %
46 %
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Discounters (Aldi, Lidl, Colruyt, Intermarché, Red Market, Profi/Smatch)

Source: Nielsen, Transparency Report

Increased competition on the Belgian food retail market

Context

COUNTRY	Belgium	The Netherlands	Switzerland	Austria
# Large retailers	8	5	4	6
Local vs international operators	2 local 6 international	3 local 2 international	2 local 2 international	2 local 4 international

* Stores at least 500m², at least 10 stores, open for all customers

Declining volumes in company operated supermarkets

Context

Volume evolution on a comparable basis in company operated stores


Change in %
4
2
0
-2
-4
2.73
-2.17
-2.92
-2.00
-3.41
2010
2011
2012
2013
Q1 2014

Volume evolution on a comparable basis in affiliated stores


Change in %
4
3
2
1
0
-1
-2
-3
3.09
-0.20
0.59
0.89
-0.63
2010
2011
2012
2013
Q1 2014

Source: Delhaize Analysis

Reasons for difference in labour cost compared to competition
Context

Strategic choices

- Assortment
- Customer service level

Structural handicaps

- Wage and labour conditions
- Inefficiencies

Source: Delhaize analysis

Structural and increasing cost handicap in wage and labour conditions for company operated supermarkets

Context

Cost per productive hour (Delhaize = 100%)



100 %
16 %
22 %
22 %
23%
33 %
Delhaize
Colruyt
Carrefour
Aldi
Lidl
Albert Heijn
Difference compared to Delhaize

Main reasons

- Higher gross wages and benefits
- Wage increases till end of service
- Paid breaks

The cost handicap in wage and labour conditions per productive hour will continue to increase in the coming years.

Source: Delhaize Analysis

Increased wage costs not reflected in price levels

Context



Delhaize Belgium – Internal food inflation
Delhaize Belgium – Labour cost Index
100
100
102
103
106
108
107
112
107
115
108
120
110
126
112
129
2006 = 100
2006
2007
2008
2009
2010
2011
2012
2013

Source: Delhaize Analysis

Profitability of company operated supermarkets is under pressure
Context



Delhaize Belgium* profitability (% of revenues)
Base 2010 = 100
100
96
73
70
-30%
2010
2011
2012
2013



Delhaize Belgium company operated supermarkets profitability (% of revenues)
Base 2010 = 100
100
84
31
22
-78%
2010
2011
2012
2013

* excluding Tom&Co; Profitability = Underlying Operating Profit
Source: Delhaize Analysis, Profitability per banner

2. Clear long-term strategy aimed at strengthening the Delhaize brand


Delhaize the
favourite retailer
again!
1
The best in fresh
An efficient and innovative assortment
DELHAIZE
We strengthen our identity: quality above all
The best shopping experience
The best everyday value
2
We support our Affiliates
Shop & Go
3
We accelerate our growth
delhaizedirect.be
Tom&Co
4
We save to invest
5
Together, we make the difference for our customers

3. Acceleration of the strategy implementation

We have taken the first steps in the transformation process, but we have to take further steps to ensure a sustainable future for Delhaize Belgium.

We have to make 450 million EUR of additional investments during the period 2015-2017 in our company operated stores, our associates, our distribution centers, our products, our prices & e-commerce.

We will have to adapt our organization and our cost handicap in wages and labour conditions in order to invest in the operations.

Several investments and efficiency projects have already been realized

Acceleration of the strategy implementation

- Important and permanent renegotiation of purchasing conditions
- Various efficiency projects
- New commercial strategy
- Budget for store remodels and uplifts increased by nearly 50%
  - Period 2010-2011: € 58 million
  - Period 2012-2013: € 85 million
- Our associates – budget for training nearly doubled
  - Training budget of € 10.6 million in 2009
  - Training budget of € 20.3 million in 2013

Our strategy results in a positive customer satisfaction trend

Acceleration of the strategy implementation


8.05
8.02
8.08
2011
2012
2013

Customer satisfaction significantly higher after remodeling or uplift store

Source: Delhaize internal customer satisfaction study

4. Proposed transformation plan

Delhaize Belgium intends to:

- Introduce a lighter and a more efficient model for company operated supermarkets
- Provide more efficient procedures and working methods, and increase focus on new technologies
- Adapt the wage and labour conditions of all associates
- Stop company operated activities in 14 supermarkets that have an unsustainable financial performance: Aarschot, Berlaar, Diest, Dinant, Eupen, Genk (Stadsplein), Herstal, Kortrijk Ring, La Louvière, Lommel, Oude Vest (Dendermonde), Tubize, Turnhout en Verhaeren (Schaarbeek)

The possible impact of efficiency measures on employment of while collars

Proposed transformation plan

Company operated supermarkets & Support services	**Intention to collectively dismiss 2,500 white collars (out of 14,878) in the supermarkets and headquarter operations. This equals 2,100 full-time equivalents*.** **- Over a three year period if confirmed** **- Investigate all options to avoid forced layoffs** **There is no intention to collectively dismiss blue collars or executives.**

*** Figures as of 26 May 2014**

Commitment to limit the impact on our associates as much as possible

Proposed transformation plan

We acknowledge the impact of this announcement on our associates and their families and we will therefore :

- Investigate all possible options to reduce forced layoffs as much as possible
- Provide accompanying measures and support
- Search for best solutions for re-employment
- Reduce the period of uncertainty and be as transparent as possible
- Find the best possible solution for each impacted associate, in accordance with legal provisions

Legal Law Renault procedure

Proposed transformation plan

Information sharing and consultation process with social partners

If intention is confirmed, the collective dismissal could be implemented as of Q1 2015

The Law Renault consists of 3 phases

Proposed transformation plan

Statement of intention to Workers Council	
Phase I Information & Consultation	Answer questions and assess suggestions. Keep associates informed about the outcome of the meetings.
Phase II Negotiation of social plan, new wage & labour conditions	Constructive dialogue focused on the interest of the associates.
Phase III Implementation of the social plan	Application of the social plan, new wage & labour conditions.

Ensure the future of our company

- **Build a sustainable business model for our company operated supermarkets**
- **Reinforce revenues, growth, market share and profitability**
- **Become again the favorite supermarket in the Belgian market by focusing on quality, health, assortment, shopping experience and service**

Questions?

Interviews?